SUNOCO LP

SUNOCO FINANCE CORP.

8111 Westchester Drive, Suite 400

Dallas, Texas 75225

June 14, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549-4628

Re:	Sunoco LP and Sunoco Finance Corp.
Registration Statement on Form S-4, File No. 333-265113

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sunoco LP, a Delaware limited partnership (the “Partnership”), and Sunoco Finance Corp., a Delaware corporation (“Finance Corp.” and, together with the Partnership, the “Issuers”), hereby request acceleration of the effective time of the Registration Statement on Form S-4 (File No. 333-265113), to June 16, 2022 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

If you have any questions, please call Markeya Brown of Vinson & Elkins L.L.P. at (713) 758-4567.

[Signature page to follow]

Very truly yours,

Sunoco LP

By	Sunoco GP LLC, its general partner

By:	/s/ Pamela Taylor
Name: Pamela Taylor
Title: Secretary

Sunoco Finance Corp.

By:	/s/ Pamela Taylor
Name: Pamela Taylor
Title: Secretary

cc:	Pamela Taylor, Sunoco LP
Lande Spottswood, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.

Acceleration Request Letter